Exhibit 3.1

ARTICLES OF AMENDMENT

OF

IVEDA SOLUTIONS, INC.

Pursuant to NRS 78.390, Iveda Solutions, Inc. (the “Corporation”) hereby adopts the following Articles of Amendment to its Articles of Incorporation:

1.	The name of the Corporation is Iveda Solutions, Inc.

2.	The Corporation is authorized to issue One Hundred Million (100,000,000) shares of preferred stock with a par value of $0.00001 per share (the “Preferred Stock”).

3.	The Corporation desires to designate a new series of Preferred Stock, such designations to be the Series A Preferred Stock.

4.	Section 1 “Capital Stock” of the Articles of Incorporation is amended by the addition of new Sections 1.1 be inserted immediately following the last paragraph of Section 1:

1.1 Designation of Rights, Preferences and Restrictions of Series A Preferred Stock: 10,000,000 shares of the Preferred Stock, $0.00001 par value per share, of the corporation are hereby constituted as a series of the Preferred Stock designated “Series A Preferred Stock.” The rights, preferences, privileges, and restrictions granted to and imposed upon the Series A Preferred Stock are as set forth below. References herein to section numbers and paragraphs shall be deemed to be references to the sections and paragraphs of this Section 1.1. The Series A Preferred Stock is being issued in exchange for certain 9.5% Senior Convertible Debentures issued by the Corporation in the aggregate principal amount of $3,600,000, as well as certain other debentures of the Corporation, in aggregate principal amount of up to $1,000,000 (collectively, the “Converted Debentures”), and may be issued to additional investors of the Corporation at the discretion of the Board of Directors of the Corporation.

1. Dividend Provisions. Each share of the Series A Preferred Stock shall accrue cumulative dividends (the “Series A Dividend”) at the rate of 9.5% per annum of the original issue price per share of $1.00 for the Series A Preferred Stock (as adjusted for stock splits, stock dividends, stock combinations, reclassifications and the like, the “Original Issue Price”). Dividends on the Series A Preferred Stock shall be deemed to commence on the date of issuance of the Converted Debentures for which such share was issued and all accrued interest under the Converted Debentures shall be carried forward as an accrued dividend payable upon the Series A Preferred. All accrued dividends on the Series A Preferred shall be payable upon the occurrence of a Liquidation Transaction (as defined below) in accordance with Section 2 below, or upon conversion to Common Stock, in accordance with Section 4 below, and such dividends shall be payable in (i) cash, or (ii) at the Company’s option, in shares of Common Stock, where the number of shares of Common Stock issuable as payment for accrued dividends shall be determined by the quotient obtained by dividing (x) the amount of accrued dividends by (y) the original issue price (subject to adjustment as set forth in Section 4(d) below). The Series A Preferred Stock shall participate with the Common Stock, on an as-converted basis, with respect to any dividend or distribution declared or paid on the Common Stock.

2. Liquidation.

(a) Preference. In the event of any liquidation, dissolution or winding up of the corporation, either voluntary or involuntary, subject to the rights of series of Preferred Stock that may from time to time come into existence, the holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the corporation to the holders of Common Stock by reason of their ownership thereof but after distribution of any assets of the corporation to the holders of any class of Preferred Stock with distribution rights senior to the Series A Preferred Stock, an amount per share equal to 100% of the applicable Original Issue Price for each share of Series A Preferred Stock then held by them, plus accrued but unpaid dividends. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series A Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, the entire assets and funds of the corporation legally available for distribution shall be distributed ratably among the holders of the Series A Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

(b) Participating Distribution. Upon the completion of the distribution required by Section 2(a) above and the distribution required to be made to holders of any other class or series of Preferred Stock, if assets remain in the corporation, the holders of the Common Stock and holders of the Preferred Stock shall receive such remaining assets ratably, in proportion to the amount each holder is entitled to receive, with each share of Preferred Stock being treated as an equivalent to the number of shares of Common Stock into which it is convertible.

(c) Certain Acquisitions.

(i) Deemed Liquidation. For purposes of this Section 2, a liquidation, dissolution, or winding up of the corporation shall be deemed to occur if the corporation shall sell, convey, or otherwise dispose of all or substantially all of its property or business or merge with or into or consolidate with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the corporation) (any such transaction, a “Liquidation Transaction”), provided that none of the following shall be considered a Liquidation Transaction: (A) a merger effected primarily for the purpose of changing the domicile of the corporation, (B) an equity financing in which the corporation is the surviving corporation, or (C) a transaction in which the shareholders of the corporation immediately prior to the transaction own 50% or more of the voting power of the surviving corporation following the transaction.

(ii) Valuation of Consideration. In the event of a Liquidation Transaction as described in Section 2(c)(i) above, if the consideration received by the corporation is other than cash, its value will be deemed its fair market value determined by the Board of Directors. Any securities shall be valued as follows:

(A) Securities not subject to investment letter or other similar restrictions on free marketability:

(1) if traded on a securities exchange, the value shall be based on a formula approved by the Board of Directors and derived from the closing prices of the securities on such exchange over a specified time period;

(2) if actively traded over-the-counter, the value shall be based on a formula approved by the Board of Directors and derived from the closing bid or sales prices (whichever is applicable) of such securities over a specified time period; and

(3) if there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors.

(B) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a shareholder’s status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as specified above in Section 2(c)(ii)(A) to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors.

(iii) Notice of Liquidation Transaction. The corporation shall give each holder of record of Series A Preferred Stock written notice of any impending Liquidation Transaction not later than 10 days prior to the shareholders’ meeting called to approve such Liquidation Transaction, or 10 days prior to the closing of such Liquidation Transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such Liquidation Transaction. The first of such notices shall describe the material terms and conditions of the impending Liquidation Transaction and the provisions of this Section 2, and the corporation shall thereafter give such holders prompt notice of any material changes. The Liquidation Transaction shall in no event take place sooner than 10 days after the corporation has given the first notice provided for herein or sooner than 10 days after the corporation has given notice of any material changes provided for herein. Notwithstanding the other provisions of this Article 5, all notice periods or requirements in the corporation’s Articles of Incorporation may be shortened or waived, either before or after the action for which notice is required, upon the written consent of the holders of a majority of the voting power of the outstanding shares of Series A Preferred Stock that are entitled to such notice rights.

3. Redemption. The Series A Preferred Stock is not mandatorily redeemable.

4. Conversion. The holders of the Series A Preferred Stock shall have conversion rights as follows (the “Conversion Rights”):

(a) Right to Convert. Subject to Section 4(c), each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price by the Conversion Price applicable to such share, determined as hereafter provided, in effect on the date of conversion. The initial Conversion Price per share of Series A Preferred Stock shall be $1.00. The initial Conversion Price shall be subject to adjustment as set forth in Section 4(d).

(b) Automatic Conversion. Each share of Series A Preferred Stock shall automatically be converted into shares of Common Stock on June 30, 2017 at the applicable Conversion Price at the time in effect for such share on such date.

(c) Mechanics of Conversion. Before any holder of Series A Preferred Stock shall be entitled to convert such shares into shares of Common Stock, if the corporation has issued certificates to represent the Series A Preferred Stock, the holder shall either (i) surrender the certificate or certificates therefor, duly endorsed, at the office of the corporation or of any transfer agent for such series of Preferred Stock or (ii) notify the corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the corporation to indemnify the corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued; provided, however, that on the date of an Automatic Conversion Event, the outstanding shares of Series A Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the corporation or its transfer agent; provided further, however, that the corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Automatic Conversion Event unless either the certificates evidencing such shares of Series A Preferred Stock are delivered to the corporation or its transfer agent as provided above, or the holder notifies the corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the corporation to indemnify the corporation from any loss incurred by it in connection with such certificates. On the date of the occurrence of an Automatic Conversion Event, each holder of record of shares of Series A Preferred Stock shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Series A Preferred Stock shall not have been surrendered at the office of the corporation, that notice from the corporation shall not have been received by any holder of record of shares of Series A Preferred Stock, or that the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder.

The corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series A Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of conversion, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of public Common Stock as of such date. If the conversion is in connection with an underwritten public offering of securities registered pursuant to the Securities Act, the conversion may, at the option of any holder tendering such Series A Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event any persons entitled to receive Common Stock upon conversion of such Series A Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities.

(d) Conversion Price Adjustments. The applicable Conversion Price of each share of the Series A Preferred Stock shall be subject to adjustment from time to time as follows:

(i) Stock Splits and Dividends. In the event the corporation should fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or securities or rights convertible into, or entitling the holder thereof to receive additional shares of Common Stock (“Common Stock Equivalents”) without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the applicable Conversion Price of the Series A Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase of the aggregate of shares of Common Stock outstanding or the shares of Common Stock issuable with respect to Common Stock Equivalents.

(ii) Reverse Stock Splits. If the number of shares of Common Stock outstanding is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the applicable Conversion Price for the Series A Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

(iii) Anti-Dilution. If at any time while the Series A Preferred remain outstanding the Company sells, grants or issues any Common Stock Equivalents entitling any person to acquire shares of Common Stock at an Effective Price per share that is lower than the then current Conversion Price for the Series A Preferred Stock (a “Dilutive Issuance”), then the Conversion Price shall be adjusted on using the following formula:

New Conversion Price = current Conversion Price x (A + B) ÷ (A + C)

For purposes of the foregoing formula, the following definitions shall apply: (i) “A” means the number of shares of Common Stock outstanding and deemed outstanding immediately prior to such issue of new Common Stock Equivalents (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of options, warrants and convertible securities as outstanding immediately prior to such issue); (ii) “B” means the number of shares of Common Stock that would have been issued if such new Common Stock Equivalents had been issued at an Effective Price equal to the then current Conversion Price; and (iii) “C” means the number of such new Common Stock Equivalents issued in such transaction. Notwithstanding the foregoing, no adjustment will be made under this Section 4(d)(iii) in respect of an Exempt Issuance.

As used in this Section 4(d)(iii), the following terms shall have the meanings set forth below:

“Common Stock Equivalents” mean Common Stock and any securities of the Company that would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Exempt Issuance” means (i) any Common Stock Equivalents issued or issuable pursuant to options, warrants or other rights issued or issuable to employees, officers or directors of, or consultants or advisors to the Company or any subsidiary, pursuant to equity incentive plans or other employee benefit arrangements; (ii) any Common Stock Equivalents issued or issuable pursuant to any rights or agreements, options, warrants or convertible securities outstanding as of the Conversion Date (including the Debentures, Warrants and New Warrants); (iii) any Common Stock Equivalents issued or issuable for consideration other than cash pursuant to a merger, consolidation, strategic alliance, acquisition or similar business combination; (iv) any Common Stock Equivalents issued or issuable in connection with any stock split, stock dividend, distribution or recapitalization by the Company; (v) any Common Stock Equivalents issued or issuable pursuant to any equipment loan or leasing arrangement, real property leasing arrangement, or debt financing from a bank or similar financial or lending institution; (vi) any Common Stock Equivalents issued or issuable to any broker or finder or its affiliates in connection with a financing transaction; and (v) any Common Stock Equivalents issued pursuant to conversion of the Series A Preferred Stock.

“Effective Price” means the quotient determined by dividing the total number of Common Stock Equivalents issued or sold, or deemed to have been issued or sold by the Company, into the total consideration received by the Company for such issue. In the event that the number of shares of Common Stock Equivalents or the Effective Price cannot be ascertained at the time of issuance, such Common Stock Equivalents shall be deemed issued immediately upon the occurrence of the first event that makes such number of shares or the Effective Price, as applicable, determinable.

(e) Other Distributions. In the event the corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by the corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in Section 4(d)(i), then, in each such case for the purpose of this Section 4(e), the holders of Series A Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the corporation into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the corporation entitled to receive such distribution.

(f) No Fractional Shares and Certificate as to Adjustments.

(i) No fractional shares shall be issued upon the conversion of any share or shares of the Series A Preferred Stock, and the number of shares of Common Stock to be issued shall be rounded down to the nearest whole share. The number of shares issuable upon such conversion shall be determined on the basis of the total number of shares of Series A Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion.

(ii) Upon the occurrence of each adjustment or readjustment of the Conversion Price of Series A Preferred Stock pursuant to this Section 4, the corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and record such adjustment on its books and records or prepare and furnish to each holder of such Series A Preferred Stock a certificate, if certificates representing the Series A Preferred Stock have been issued, setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The corporation shall, upon the written request at any time of any holder of Series A Preferred Stock, furnish or cause to be furnished to such holder a confirmation setting forth (A) such adjustment and readjustment, (B) the Conversion Price for the Series A Preferred Stock at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of the Series A Preferred Stock.

(g) Notices of Record Date. In the event of any taking by the corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the corporation shall mail to each holder of Series A Preferred Stock, at least 10 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(h) Reservation of Stock Issuable Upon Conversion. The corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series A Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series A Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, the corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to the Articles of Incorporation.

(i) Notices. Any notice required by the provisions of this Section 4 to be given to the holders of shares of Series A Preferred Stock shall be deemed given when delivered personally or by overnight courier or sent by facsimile or electronic mail (upon customary confirmation of receipt), or 48 hours after being deposited in the U.S. mail, as certified or registered mail, with postage prepaid, addressed to each holder of record at his, her or its address or facsimile number appearing on the books of the corporation.

5. Voting.

(a) General. Except as expressly provided by this Section 5 or as provided by law, the holders of Series A Preferred Stock shall have the same voting rights as, and shall vote together as a single class with, the holders of Common Stock and shall be entitled to notice of any shareholders’ meeting in accordance with the Bylaws of the corporation, and the holders of Common Stock and the Series A Preferred Stock shall vote together as a single class on all matters. Each holder of Series A Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series A Preferred Stock could be converted. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Series A Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

6. Protective Provisions. So long as there are any shares of Series A Preferred Stock are outstanding, the corporation shall not either directly or indirectly by amendment, merger, consolidation or otherwise, without the approval of the holders of a majority of the then outstanding Series A Preferred Stock amend these Articles of Incorporation in any way to alter or change the rights, preferences or privileges of the Series A Preferred Stock in any adverse manner.

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5. The Board of Directors of the Corporation adopted the amendment on December 8, 2014.

6. Pursuant to NRS 78.390 and Section 1 of the Articles of Incorporation, the shareholders of the Corporation were not required to approve the foregoing Articles of Amendment.

The foregoing amendment is executed by the undersigned, who is authorized to do so on behalf of the Corporation.

DATED this 8th day of December, 2014.

IVEDA SOLUTIONS, INC.

By	/s/ Bob Brilon
Bob Brilon
President and Chief Financial Officer